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VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert Littlepage Mitchell Austin, Jan Woo

Re:	monday.com Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 21, 2021 CIK No. 0001845338

Ladies and Gentlemen:

On behalf of our client, monday.com Ltd., a limited company incorporated under the laws of the State of Israel (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of our Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 11, 2021, as amended pursuant to Amendment No. 1 to the Draft Registration Statement submitted on April 21, 2021 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the latest amendment to the Draft Submission in response to the comment letter from the Staff of the Commission (the “Staff”) to Roy Mann, the Company’s Co-Chief Executive Officer, dated May 5, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 17, 2021 Page 2

Summary, page 1

1.	You identify certain customers on page 2 and elsewhere. Please revise to clarify the significance of these customers to the company and the criteria used to select these customers for use in your prospectus. Clarify whether they are enterprise customers on your platform from which you separately generate more than $50,000 in ARR.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 95 to clarify the significance of the customers presented in the disclosure to the Company and the criteria used to select such customers for use in the Registration Statement. The Company has also revised the disclosure to clarify that the customers selected include both enterprise and non-enterprise customers and all are customers with more than 10 users and, therefore, representative of the core focus of the Company’s sales and marketing efforts.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Milestones that Transformed Our Business, page 66

2.	Your chart shows the growth of revenue from 2014 through 2020. To provide balanced context, please include the net income/losses for all years presented in the chart.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page  70 to include net losses for the years ended December 31, 2018, 2019 and 2020, which are the years the Company has historical audited financial statements.

Description of Share Capital and Articles of Association, page 133

3.	We note that each of your two co-founders will hold a single founder share that, if voted together, will give your co-founders certain veto rights, including the ability to veto certain transactions whereby 25% of your outstanding share capital will be purchased or substantially all of your assets will be sold. Please tell us whether you received an opinion of counsel as to the legality of a class of shares with these rights under Israeli corporate law. Additionally, please revise the Acquisitions under Israeli Law and Anti-Takeover Measures sections to discuss the effects and implications of the founder shares' veto rights.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 161 to revise the Acquisitions under Israeli Law and Anti-Takeover Measures sections of the Registration Statement to discuss the effects and implications of the founder share’s veto rights.

May 17, 2021 Page 3

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it has relied on its corporate counsel, Meitar | Law Offices (“Meitar”), one of Israel’s largest law firms, in establishing the legality of its founder share pursuant to Israeli law. While the Company has not received an opinion of counsel, Meitar played an instrumental role in assisting the Company with the structuring of the founder share, the drafting of the Company’s articles of incorporation and the narrative disclosure included in the Registration Statement regarding the founder share. Accordingly, the Company does not believe the contemplated capital structure involves the degree of legal uncertainty that would necessitate a legal opinion from counsel.

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May 17, 2021 Page 4

Please do not hesitate to contact me at +44.20.7710.5820 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Roy Mann, Co-Chief Executive Officer, monday.com Ltd.

Eran Zinmann, Co-Chief Executive Officer, monday.com Ltd.

Eliran Glazer, Chief Financial Officer, monday.com Ltd.

Shiran Nawi, General Counsel, monday.com Ltd.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

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